FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Kayne, Fred (Last) (First) (Middle) c/o Fortune Financial 1800 Avenue of the Stars, Suite 310 (Street) Los Angeles, California 90067 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol FAO, Inc. (FAOOD) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year April 23, 2003 5. If Amendment, Date of Original (Month/Day/Year) April 25, 2003

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      Officer (give title below)

  X  10% Owner

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

     Form filed by One Reporting Person

 X  Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares(1)
Non-Employee Director Options (right to buy)	Various(2)	4/23/03		J(2)	V		2,636	Various	Various	Common Stock	2,636	Various	None	D
Warrants	$1.95	4/23/03		J(4)		10,060		4/23/03	10/08/07	Common Stock	10,060	(4)	10,060	I
Warrants	$1.95	4/23/03		J(5)		35,862		4/23/03	10/08/07	Common Stock	35,862	(5)	35,862	I	Sole Shareholder (3)
Convertible Debt	$1.95	4/23/03		J(5)		$1,857,143		4/23/03	None	Common Stock	952,381	(5)	$1,857,143	I	Sole Shareholder (3)
Class J Convertible Preferred Stock	$1.95	4/23/03		J(5)		125.739		4/23/03	None	Common Stock	64,482	$1,000	125.739	I	Sole Shareholder (3)
Class I Convertible Preferred Stock	$1.50	4/23/03		J(6)		4,000		4/23/03	None	Common Stock	2,666,667	$1,000	4,000	D

Explanation of Responses:
(1) Common Share equivalents and prices take into account a 1:15 Reverse Stock Split completed on April 22, 2003

(2) In connection with the bankruptcy of the Issuer (Case No. 03-10119(LK), District of Delaware) all outstanding options and warrants of the Issuer (other than those disclosed herein) held by Mr. Kayne were cancelled.

(3) Fred Kayne is the sole shareholder of Fortune Twenty-Fifth, Inc., a Nevada corporation, I.R.S. Identification Number 74-2978132, the record holder of the securities.

(4) The Warrants were originally issued in connection with the purchase of notes of the Issuer without separate consideration being paid. They were repriced in connection with the Issuer's bankruptcy to an exercise price of $1.95.

(5) The Securities were issued in compromise of claims through the bankruptcy of the Issuer.

(6) The Class I Convertible Preferred Stock was acquired in a private transaction with the Issuer in connection with the Issuer's emergence from bankruptcy.

/s/ FRED KAYNE ** Signature of Reporting Person	4/25/03 Date

/s/ FRED KAYNE Fred Kayne, on behalf of Fortune Twenty-Fifth, Inc.	4/25/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002